Filed by Andeavor

(Commission File No. 001-03473)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Andeavor

(Commission File No. 001-03473)

The following is a transcript of a video presentation made by Gregory Goff, Andeavor’s Chairman, President and Chief Executive, to Andeavor employees on April 30, 2018 in connection with the merger between Andeavor and Marathon Petroleum Corporation.

Transcript of CEO Video Message

Distributed April 30, 2018

Run Time: 3 minutes, 46 seconds

GREG GOFF, Chairman, President & CEO: This morning, Andeavor announced an agreement with Marathon to combine our two companies.

The two companies are highly complementary, and this strategic combination creates a company that spans the U.S. – one that will become the premier integrated marketing, logistics and refining company in America.

The combined company will be an industry leader – well-positioned for long-term growth and success.

It will have a strong presence in all key regions of the U.S. and Mexico.

Looking at the two companies today, there’s very little overlap.

The combined company will be called Marathon and will be headquartered in Findlay, Ohio.

It will maintain a presence in San Antonio.

Since 2010, we have transformed Andeavor from a regional refiner into a highly-integrated, well-diversified marketing, logistics and refining company.

I am very proud of all that we have accomplished together.

We’ve built a company where credibility, integrity and respect always matter.

We have continually focused on how we can improve everything, and we’ve been aggressive in creating and seizing opportunities.

Today, our transformation continues.

Combining with Marathon has many benefits for Andeavor and our people, while providing an even-greater opportunity to create value for our stakeholders.

This past year has been one of significant growth and change for Andeavor, and it’s your extraordinary efforts that have brought us this far.

I am humbled by the time, energy and sacrifice you’ve contributed to successfully executing our ambitious plans.

As we take this next step in our journey, we can expect more change.

It’s important that you know we are absolutely committed to treating our people with dignity and respect throughout the entire process.

Like Andeavor, Marathon is committed to investing in its people and assets – and values safety, environmental stewardship, respect and integrity, and diversity and inclusion.

And being part of a company with greater resources will create exciting opportunities for many of our people.

As we go forward, I know there will be many questions.

We are committed to being open and to communicating frequently.

Today is just the first step.

The transaction is expected to close in the second half of 2018 and must go through the customary regulatory and shareholder approval processes.

Until the transaction closes, Andeavor and Marathon remain two separate companies.

We will continue to focus on achieving our safety and environmental plans and running our business in a manner consistent with our Guiding Principles.

We have many important projects underway to improve our Company, and your efforts are essential to deliver our 2018 Business Plan.

Later today, we will hold a company-wide town hall, and I invite each of you to attend in-person or via webcast to learn more about today’s announcement.

I’m excited for the opportunities ahead and what Andeavor and Marathon will accomplish together.

Thank you for bringing us this far, and thank you for your continued commitment to our success.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws regarding Andeavor (“ANDV”). These forward-looking statements relate to, among other things, the proposed transaction between ANDV and Marathon Petroleum Corporation (“MPC”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of ANDV and Andeavor Logistics (“ANDX”). In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause ANDV’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between ANDV and MPC and on anticipated terms and timetable; the ability to obtain approval by the stockholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX LP and ANDX; and the factors set forth under the heading “Risk Factors” in ANDV’s Annual Report on Form 10-K for the year ended Dec. 31, 2017, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

No Offer or Solicitation

This communication relates to a proposed business combination between MPC and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME

AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210-626-4757.

Participants in the Solicitation Relating to the Merger

MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.